Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 17, 2026
Relating to Preliminary Prospectus Supplement dated August 17, 2026 and
Prospectus dated August 22, 2025
Registration No. 333-289793
Blue Owl Technology Finance Corp.
$400,000,000
6.500% Notes due 2029
PRICING TERM SHEET
August 17, 2026
The following sets forth the final terms of the 6.500% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated August 17, 2026, together with the accompanying prospectus dated August 22, 2025, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.
On June 5, 2026, Blue Owl Technology Finance Corp. (the “Company”) issued $500,000,000 in aggregate principal amount of its 6.500% Notes due 2029 (the “Existing Notes”) pursuant to an indenture dated June 12, 2020 (the “Base Indenture”) as supplemented by the seventh supplemental indenture dated June 5, 2026 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) between the Company and Deutsche Bank Trust Company Americas, as successor to Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee. The securities offered hereby (the “New Notes” are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Blue Owl Technology Finance Corp. (the “Company”)
Debt Ticker:	OTF
Security:	6.500% Notes due 2029
Ratings (Moody’s/S&P/Fitch/KBRA)*:	Baa3/BBB-/BBB-/BBB (Stable/Stable/Stable/Stable)
Trade Date:	August 17, 2026
Settlement Date**:	August 20, 2026 (T+3)
Aggregate Principal Amount Offered:
$400,000,000 of New Notes. The New Notes will be part of the same series of notes as the $500,000,000 in aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 6.500% Notes due 2029 will be $900,000,000.

Maturity Date:	October 15, 2029, unless earlier repurchased or redeemed
Benchmark Treasury:	4.250% due August 15, 2029
Benchmark Treasury Price and Yield:	100-00 ¼ / 4.247%
Spread to Benchmark Treasury:	+250 basis points
Yield to Maturity:	6.747%

Price to Public (Issue Price):	99.307% of the principal amount plus the Aggregate Accrued Interest
Aggregate Accrued Interest:	$5,416,666.67 of accrued and unpaid interest from and including June 5, 2026 up to, but excluding, the date of delivery of the New Notes
Coupon (Interest Rate):	6.500% fixed rate
Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2026. The interest payment on October 15, 2026 will include Aggregate Accrued Interest.
Make-Whole Redemption:
Prior to September 15, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 40 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Use of Proceeds:	The proceeds from the New Notes will be used to paydown existing indebtedness, including the Revolving Credit Facility.
CUSIP/ISIN:	095924 AD8 / US095924AD81

Joint Book-Running Managers:
Mizuho Securities USA LLC
ING Financial Markets LLC
RBC Capital Markets, LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. M&T Securities, Inc. R. Seelaus & Co., LLC Regions Securities LLC Synovus Securities, Inc. U.S. Bancorp Investments, Inc.
*        Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.
**     Blue Owl Technology Finance Corp. expects that delivery of the New Notes will be made to investors on or about August 20, 2026, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to one business day before the date of delivery will be required, by virtue of the fact that the New Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes prior to one business day before the date of delivery should consult their own advisor.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Technology Finance Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Technology Finance Corp. and should be read carefully before investing.
The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Mizuho Securities USA LLC toll free at 1-866-271-7403, ING Financial Markets LLC toll free at 1-877-446-4930, RBC Capital Markets, LLC toll free at 1-866-375-6829, SG Americas Securities, LLC toll free at 1-855-881-2108 or SMBC Nikko Securities Americas, Inc. toll free at 1-888-868-6856.
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